

December 11, 2014

Via E-mail
Mr. Yongxi Lin
Chief Financial Officer
China Yida Holding Co.
28/F Yifa Building, No. 111 Wusi Road
Fuzhou, Fujian, P. R. China 350003

> **Re:** **China Yida Holding Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2013 as Amended**
> **Filed March 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 001-34567**

Dear Mr. Lin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Consolidated Statements of Cash Flows, page F-6

1. Please revise, as required by ASC 230-10-45-28 and 29, to reconcile cash (used) in operating activities to net loss instead of net loss attributable to common stockholders. Additionally, please revise to include a reconciling item which adjusts for the effect of "gain on disposal of subsidiary" (for $999,133 as reported on page F-4).

2.   Since you do not appear to have early adopted ASU 2014-08, please clarify for us how you present discontinued operations in your statements of cash flows. In this regard please tell us the following:

- what the $35.6 million and $9.6 million of proceeds from disposal of discontinued entities, presented in your September 30, 2014 Form 10-Q and in this Form 10-K, represent,
- why it is appropriate to classify such *proceeds* as *financing activity* cash flows as it appears as though these proceeds are from the sale of your investment in your discontinued operations, Fujian Jintai and Anhui Yida,
- why you have presented cash proceeds *from* your discontinued Anhui Yida and Fujian Jintai operations separate from your repayments *to* your discontinued Anhui Yida and Fujian Jintai operations, as one would expect that such intercompany amounts would be eliminated in consolidation, and
- what material cash flow activities have been combined or netted in your line item disclosures of *net cash provided (or used) in discontinued operations* in each of the three categories of the cash flow activities: operating, investing and financing.

Form 10-Q for the Quarter Ended September 30, 2014

V. Recent Accounting Pronouncements, page 7

3.   Per your disclosure on page 16 of your Form 10-K, you have not yet contracted with local governments and may be unable to continue land use rights from the government for your tourism business, leaving open the possibility that the local PRC government may require the Company "to leave the property and … lose all rights to the construction, buildings and land improvements." Tell us, and disclose in accordance with SAB Topic 11M, your evaluation of the future impact of ASC 853 (ASU 2014-05) in connection with your presentation of property, plant and equipment.

3. Basis of Presentation and Summary of Significant Accounting Policies

i. Impairment, page 9

4.   We note that the carrying value of your net assets substantially exceeds your current market capitalization. Further we note that subsequent to 2012, there have been significant declines in your gross profit and your gross profit percentages. We note that your gross profit does not currently cover other operating and financing expenses and that the amount of cash you use in operations appears to be increasing. Tell us your consideration of ASC 360-10-35-21 at each balance sheet date and whether a change in circumstance indicating impairment of your long-lived assets has occurred. If so, explain for us how you determined whether or not your long-lived assets have been impaired.

<u>Long-term Debt, page 17</u>

5.   It appears that you entered into three separate Fixed Assets Loan Agreements during the quarter per your exhibits. Please disclose the terms of these agreement hereunder. Further, in your MD&A (Liquidity and Capital Resources), please discuss your intended use of these loans as they relate to your expected capital expenditures.   In this regard, we note that your borrowings on these loans amount to RMB 247 million in the aggregate.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director